NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



# Bryan Costantino
## Lead Director &
## Chair of Audit Committee

Bryan earned his undergraduate degree in Biology and Chemistry from Kansas State University and has two graduate degrees from the University of Hartford; MBA in Healthcare Administration and a Masters in Professional Accounting. While completing his MBA, Bryan worked as a Research Assistant for the Department of Dentistry at the University of Connecticut, conducing basic research for two separate studies on tissue disease and regenerative medicine. Upon completion of the MBA degree Bryan accepted a position with the Connecticut Department of Health as an Epidemiologist for their Immunization Program. Bryan held a number of other industry rolls including an audit position with the Medicare Program, Reimbursement Specialist for a hospital and a senior analyst with The State of Ct Commission on Hospitals and Healthcare.

Bryan began his consulting career at Ernst & Young as a Senior Manager specializing in Reimbursement, Revenue recognition, and Reserve accounting. While at E&Y he earned his Master's Degree in Professional Accounting. Bryan was subsequently recruited by Coopers and Lybrand (now PWC) to help build a Healthcare Consulting Practice. As one of the "Founding Fathers" of the practice Bryan has held numerous leadership positions within PWC including Regional and National Practice Leader. In addition to driving organic growth, Bryan led the acquisition team responsible for acquiring a 100 person consulting practice in the Mid-West, helping to set the platform for what is now a Billion dollar healthcare consulting business, working with leading clients in the Provider, Payor and Life Science Industries. In addition to recruiting and other business building activities, Bryan continued consulting with his clients in the areas of business operations, strategy, regulatory and compliance issues.

Bryan will be leaving PWC in June 2014 and will focus his energy working with entrepreneurial firms looking to capitalize on his 30 years of Health Industry and "Big Four" related experience.